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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                           Image Sensing Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   45244C 10 4
                                 (CUSIP Number)

   Betty P. Papapanou, 2483 Albert Street N., Roseville, MN 55113 651-628-0343
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 20, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746(3-06)

CUSIP No. 45244C 10 4

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Betty P. Papapanou
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)                                                                     [ ]
     (b)                                                                     [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     Not applicable
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     USA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                7.   Sole Voting Power

                     -0-
                ----------------------------------------------------------------
                8.   Shared Voting Power
  Number of
 Shares Bene-        182,366
 ficially by    ----------------------------------------------------------------
Owned by Each   9.   Sole Dispositive Power
  Reporting
 Person With         182,366
                ----------------------------------------------------------------
                10.  Shared Dispositive Power

                     -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     182,366
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     4.92
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

This amendment No. 3 (the "Amendment") amends the statement on Schedule 13D filed by Betty Papapanou with the Securities and Exchange Commission on December 3, 2002 (the "Statement"). This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

ITEM 1. SECURITY AND ISSUER

     Common Stock, $0.01 par value

     Image Sensing Systems, Inc.
     500 Spruce Tree Centre
     1600 University Avenue West
     St. Paul, Minnesota 55104-3825

ITEM 2. IDENTITY AND BACKGROUND

     The information previously reported in this Item of the Statement is incorporated by reference herein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

     The reporting person is divesting herself of select amounts of shares with the intent to diversify her investment portfolio.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares of common stock beneficially owned by the reporting person: 182,366 shares.
          Percentage of shares outstanding: 4.92%

     (b) Number of shares with sole voting power: -0-; number of shares with sole dispositive power: 182,366

     (c) Reporting person sold 76,270 shares prior to past 60 days. In the past 60 days, the reporting person made the following sales through a broker-dealer in brokers transactions:

   Date     Shares Sold   Average Price
---------   -----------   -------------
1/31/2006       2,300       $ 12.8430
 2/1/2006       1,900       $ 12.9553
 2/3/2006         300       $ 12.5000

 2/6/2006       3,300       $ 12.3685
 2/7/2006       5,100       $ 12.2735
 2/8/2006      10,800       $ 12.0687
2/10/2006       1,000       $ 12.6500
2/13/2006       6,300       $ 12.4351
2/14/2006       1,000       $ 12.4000
2/15/2006       2,434       $ 12.3972
2/16/2006       3,600       $ 12.6186
2/17/2006       1,500       $ 12.7060
2/21/2006       7,000       $ 12.3865
2/23/2006         100       $ 12.4000
2/24/2006         990       $ 12.2990
2/27/2006       1,350       $ 12.2759
2/28/2006       1,600       $ 12.2575
 3/1/2006       2,800       $ 12.3504
 3/2/2006         300       $ 12.3500
  TOTALS       53,674       $12.37658

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information previously reported in this Item of the Statement is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A: Portions of the divorce decree dated June 7, 2000, relating to the transfer and voting of shares, previously reported in this Item of the Statement is incorporated by reference herein.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.

Dated: March 27, 2006

                                        /s/ Betty P. Papapanou
                                        ----------------------------------------
                                        Betty P. Papapanou